6-10-2003


03054322

SECURITIES AND EXCHANGE COMMISSION


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RECEIVED
MAY 30 2003
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SEC FILE NUMBER
8- 33556

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING April 1, 2002 (MM/DD/YY) AND ENDING March 31, 2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Direct Access Brokerage Services, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

39 South LaSalle Street Suite 924
(No. and Street)

Chicago	Illinois	60603
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Bradford Dooley 312-939-0477
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RF Rifkin Ltd. Certified Public Accountants
(Name — *if individual, state last, first, middle name*)

125 South Wacker Drive	Suite 2800	Chicago, IL	60606
(Address)	(City)	(State)	Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 12 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, William F. Lewke, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Direct Access Brokerage Services, Inc., as of March 31, 19x2003 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:



Signature

President 5/29/03

Title



Notary Public


"OFFICIAL SEAL"
FANNY YUEN
Notary Public, State of Illinois
My Commission Expires 8/17/06

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

RF RIFKIN LTD
CERTIFIED PUBLIC ACCOUNTANTS

DIRECT ACCESS BROKERAGE SERVICES, INC.

Financial Statements and Schedule

March 31, 2003

(With Auditors' Report Thereon)

125 S WACKER DRIVE SUITE 2800 CHICAGO, IL 60606 (312) 527-5200 FAX (312) 692-8333 Email: rfrltd@rifkinltd.com

RF RIFKIN LTD
CERTIFIED PUBLIC ACCOUNTANTS

The Sole Shareholder
Direct Access Brokerage Services, Inc.

We have audited the accompanying statement of financial condition of Direct Access Brokerage Services, Inc. as of March 31, 2003, and the related statements of operations, changes in stockholder's equity, changes in liabilities subordinated to claims of creditors, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present in all material respects, the financial position of Direct Access Brokerage Services, Inc. as of March 31, 2003, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule-A is presented for the purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. This schedule is the responsibility of the Company's management. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



R.F. Rifkin Ltd.
Certified Public Accountants
Chicago, Illinois
May 25, 2003

125 S WACKER DRIVE SUITE 2800 CHICAGO, IL 60606 (312) 527-5200 FAX (312) 692-8333 Email: rfrltd@rifkinltd.com

DIRECT ACCESS BROKERAGE SERVICES, INC

Statement of Financial Condition

March 31, 2003

Assets

Cash	$ 1,061,083
Deposit with clearing organizations	220,000
Receivable from customers	130,990
Receivable - others	27,562
Securities owned	
Marketable at market value	13,640
Furniture and equipment, at cost, less accumulated depreciation of $531,170	110,398
Prepaid expenses	6,450
Refundable income taxes	22,582
Other assets	40,586
	$ 1,633,291

Liabilities and Stockholder's Equity

Bank overdraft	$ 13,418
Accounts payable and accrued expenses	61,298
Accrued subordinated loan interest	2,500
	77,216
Commitments and contingent liabilities	-
Loan payable to stockholder, subordinated to the claims of general creditors	1,500,000
Stockholder's equity	
Common stock, $1 par value, authorized issued and outstanding - 5000 shares	5,000
Retained earnings	51,075
	$ 1,633,291

The accompanying notes are an
integral part of these financial statements

DIRECT ACCESS BROKERAGE SERVICES, INC

Statement of Operations

Year ended March 31, 2003

Revenue	
Floor brokerage and trading income	$ 1,305,192
Interest and dividends	17,072
Total revenue	1,322,264
Expenses	
Employee compensation and payroll taxes	547,494
Commissions	172,436
Rebates expense	38,498
Floor brokerage, exchange and clearance fees	120,940
Quotation services & communications	226,655
Occupancy	127,724
Other expenses	262,592
Total expenses before taxes	1,496,339
Loss before income taxes	(174,075)
Benefit for income taxes	(8,499)
Net Loss	$ (165,576)

The accompanying notes are an integral part of these financial statements

DIRECT ACCESS BROKERAGE SERVICES, INC

Statement of Changes in Stockholder's Equity

Year ended March 31, 2003

	Common stock	Retained earnings	Total stock-holder's equity
Balance at March 31, 2002	$5,000	$216,651	$221,651
Net loss		(165,576)	(165,576)
Balance at March 31, 2003	$5,000	$51,075	$56,075

Statement of Changes in Liabilities Subordinated to Claims of Creditors

Year ended March 31, 2003

Balance at March 31, 2002	$ 1,500,000
Additions during year	-
Balance at March 31, 2003	$ 1,500,000

The accompanying notes are an
integral part of these financial statements

DIRECT ACCESS BROKERAGE SERVICES, INC

Statement of Cash Flows

Year ended March 31, 2003

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income (loss)	$ (165,576)
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	61,847
(Increase) decrease in operating assets:	
Deposit with clearing corporation	(78,000)
Receivable from customers	(59,823)
Receivable from employees	(7,062)
Refundable income taxes	50,062
Prepaid expenses	5,378
Other assets	(17,633)
(Decrease) increase in operating liabilities:	
Bank overdraft	4,832
Accounts payable and accrued expenses	(76,326)
Accrued subordinated loan interest	(1,942)
Net cash used by operating activities	(284,243)
CASH FLOWS FROM INVESTING ACTIVITIES:	
Purchases of property and equipment	(3,737)
Net cash provided by investing activities	(3,737)
Net decrease in cash	(287,980)
Cash at beginning of year	1,349,063
Cash at end of year	$ 1,061,083
Supplemental cash flows disclosures:	
Income tax benefit	$ (8,499)
Interest payments	$ 81,067

The accompanying notes are an
integral part of these financial statements

DIRECT ACCESS BROKERAGE SERVICES, INC.

Notes to Financial Statements

March 31, 2003

NOTE A-SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Business activity

Direct Access Brokerage Services, Inc. (the Company) is registered as a broker-dealer under the Securities and Exchange Act of 1934. The Company is registered with the Securities and Exchange Commission (SEC) and the National Association of Securities Dealers (NASD).

Security Transactions

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Customers' securities transactions are reported on a settlement date basis with related commission income and expenses reported on a trade date basis

Property and equipment

Property and equipment are carried at cost. Depreciation of property and equipment is computed using the accelerated cost recovery method and the modified accelerated cost recovery system for both reporting and federal income tax purposes. Depreciation is based on the estimated useful lives of the related assets.

Income taxes

For financial reporting, the Company recognizes certain items of income and expenses in periods different from the periods in which they report those items for income tax purposes. The amount of current refundable taxes is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates.

Statement of Cash Flows

For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days, that are not held for sale in the ordinary course of business.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Actual results could differ from these estimates.

NOTE B - RESERVE REQUIREMENTS PURSUANT TO RULE 15C3-3

The Company carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with its activities as a broker or dealer, does not otherwise hold funds or securities for, or owe money or securities to customers, and effectuates all financial transactions between the Company and its customer through a bank account designated as "Special Account for the Exclusive benefit of Customers".

Effective February 6, 2003, the Company was granted permission by the NASD to act as a clearing broker.

There were no material differences between the reserve requirement computation filed previously by the Company and Schedule B.

NOTE C - PROPERTY AND EQUIPMENT

Property and equipment are stated at cost and are summarized by major classifications as follows:

Computer equipment	$ 579,709
Furniture & fixtures	38,841
Leasehold improvements	23,018
	641,568
Less accumulated depreciation	531,170
	$110,398

Depreciation for financial reporting purposes and for federal income tax purposes amounted to $61,847 in 2003.

NOTE D - BANK LINE-OF-CREDIT

The company has a bank line-of-credit of $1,500,000. Outstanding balances bear interest at a fluctuating rate based on one-percent over prime (average rate of 5.25-percent at March 31, 2003). The line-of-credit is collateralized by marketable securities, guaranteed by the sole shareholder, and payable on demand. At March 31, 2003, there was no outstanding balance.

NOTE E - LEASING ARRANGEMENTS

The company conducts its operations from facilities that are leased monthly under an agreement that commenced April 1, 2003. The company's previous lease was cancelled effective April 1, 2003.

NOTE F - INCOME TAXES

An income tax benefit results from a loss being carried back to prior years. The Company also has a loss carryforward totaling approximately $165,000 that may be offset against future taxable income. If not used, the carryforward will expire in 2022.

NOTE G - SUBORDINATED LOANS PAYABLE TO STOCKHOLDER

The loan payable to stockholder at March 31, 2003 is subordinated to the claims of general creditors and consists of the following:

Loan payable at December 13, 2005 plus interest at 2%	$1,500,000
	========

Interest expense paid to the stockholder during the year amounted to $83,009.

The subordinated borrowing is available in computing net capital under the Securities and Exchange Commission's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

Under the terms of the current loan agreement, all subordinated loans payable to stockholder which were outstanding at the effective date of the current loan, were simultaneously prepaid.

NOTE H - FINANCIAL INSTRUMENTS WITH OFF BALANCE SHEET RISK

The Company operates as a broker-dealer. In the normal course of trading activities, the Company acquires long positions in securities as well as obligations when securities are sold short.

While the potential loss on a long security position is limited to the amount paid, the potential loss on a security sold short is unlimited, as the market value increases, the obligation increases.

Security positions are monitored daily to limit adverse market risk. Additionally, securities positions are required to be carried at the market value in computing the Company's net capital.

NOTE I - CONCENTRATIONS OF CREDIT RISK

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

NOTE J - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital may fluctuate on a daily basis. At March 31, 2003, the Company had net capital of $1,364,152 which was $1,114,152 in excess of its required net capital of $250,000. The Company's percentage of aggregate indebtedness to net capital was 11.04%.

The Company is also subject to the capital requirements of various clearing organizations and is in compliance with their minimum capital requirements.

SCHEDULE-A

DIRECT ACCESS BROKERAGE SERVICES, INC

Computation of Net Capital Under Rule 15c3-1

March 31, 2003

Computation of net capital:	
Stockholder's equity	$ 56,075
Add:	
Liabilities subordinated to claims of general creditors	1,500,000
Deduct:	
Nonallowable assets	(189,668)
Contractual securities commitments	(209)
Haircut on securities and money market account	(2,046)
Net capital	1,364,152
Minimum net capital requirement	250,000
Net capital in excess of requirement	$ 1,114,152
Aggregate indebtedness	$ 150,652
Percentage of aggregate indebtedness to net capital	11.04%

Reconciliation with Company's Computation
(included in Part II of Form X-17A-5)
as of March 31, 2003

Net capital as previously reported	$ 1,374,967
Net audit adjustments	(10,815)
Net capital as above	$ 1,364,152

See accompanying auditors' report

SCHEDULE-B

DIRECT ACCESS BROKERAGE SERVICES, INC

Computation for Determination of Reserve Requirements Under Rule 15c3-3

March 31, 2003

Credit balances	-
Debit balances	-
Excess of debits over credits	-
Required deposit	-

Reconciliation with Company's Computation
(included in Part II of Form X-17A-5)
as of March 31, 2003

Excess reported in Part II of Form X-17A-5	$ -
Net audit adjustments	-
Excess per above computation	$ -

See accompanying auditors' report

R F RIFKIN LTD
CERTIFIED PUBLIC ACCOUNTANTS

The Sole Shareholder
Direct Access Brokerage Services, Inc.

In planning and performing our audit of the financial statements of Direct Access Brokerage Services, Inc. for the year ended March 31, 2003, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Direct Access Brokerage Services, Inc. that we considered relevant to the objectives stated in rule 17a-5(g), (1) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e); (2) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13; (3) in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (4) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

125 S WACKER DRIVE SUITE 2800 CHICAGO, IL 60606 (312) 527-5200 FAX (312) 692-8333 Email: rfrltd@rifkinltd.com

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at March 31, 2003, to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.



R.F. Rifkin, Ltd.
Certified Public Accountants
Chicago, Illinois
May 25, 2003